

Iron Mountain Incorporated:
Great Business Model,
Significant Incremental Opportunity

March 9, 2011

ELLIOTT

Disclosure Statement

The information contained in this presentation is for informational purposes only and does not constitute an agreement, offer, a solicitation of an offer, or any advice or recommendation to enter into or to conclude any transaction or confirmation thereof (whether on the terms shown or otherwise). The information contained herein is made based upon publicly available information. None of Elliott Associates, L.P. and Elliott International, L.P. (collectively, "Elliott"), their affiliates or any of their respective officers, directors, employees, stockholders, consultants, agents, or controlling persons, or their respective officers, directors or employees, is making any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and each of Elliott Associates and each such other person expressly disclaims any and all liability to any other person that may be based upon or relate to the information contained herein. This presentation contains forward-looking statements. These statements may be identified by the use of forward-looking terminology such as the words "expects," "intends," "potential," "opportunity," "believes," "anticipates" and other terms with similar meaning indicating possible future events or actions or potential impact on the matters described herein. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results.

Elliott intends to make a filing with the Securities and Exchange Commission of a proxy statement and an accompanying proxy card to be used to solicit proxies in connection with the 2011 Annual Meeting of Stockholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the "2011 Annual Meeting") of Iron Mountain Incorporated (the "Company"). Information relating to the participants in such proxy solicitation is contained in materials filed by Elliott with the Securities and Exchange Commission pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Stockholders are advised to read the proxy statement and other documents related to the solicitation of stockholders of the Company for use at the 2011 Annual Meeting when they become available because they will contain important information, including additional information relating to the participants in such proxy solicitation. When completed and available, Elliott's definitive proxy statement and a form of proxy will be mailed to stockholders of the Company. These materials and other materials filed by Elliott in connection with the solicitation of proxies will be available at no charge at the Securities and Exchange Commission's website at www.sec.gov. The definitive proxy statement (when available) and other relevant documents filed by Elliott with the Securities and Exchange Commission will also be available, without charge, by directing a request by mail or telephone to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 (call collect: 212-929-5500; call toll free: 800-322-2885).

Iron Mountain: Leader in Information Storage Services
Significant Opportunity to Generate Shareholder Value

Iron Mountain (NYSE: IRM) provides records management, information protection and recovery, and data destruction services to more than 150,000 corporate clients

- **Market-leading core business – North American Physical ("NOAM Physical")**
  - Sustainable, recurring revenue stream with 44% OIBDA margins
  - Well penetrated vended market – IRM's growth and scale have made it a mature business
- **New initiatives have generated minimal-to-negative returns**
  - Worldwide Digital business struggling with uncertain growth, low margins and significant competition from leading technology firms
  - International Physical business has had slow OIBDA growth and lower margins (vs. NOAM Physical) despite continued investment

Incremental opportunities exist to create significant shareholder value

- Implement business improvements to achieve operational efficiencies, increase margins and maximize cash flow available to equity holders
  - Focus on return-on-invested-capital (ROIC) for all growth-related initiatives
- Optimize corporate structure for tax efficiency
- Align management compensation incentives with shareholder value creation

Source: Iron Mountain Incorporated disclosures and Third-Party Analyst Research

Incremental Opportunity for IRM
Business Improvements + REIT Conversion = Potential $52-$77 Stock Price



(1) Assumes dividend equals 100% of equity free cash flow

Source: Elliott estimates; See page 33 for additional details on Elliott estimated stock price calculations shown above

Market-Leading Core Business - North American Physical

IRM has a Great Business Model
NOAM Physical is a Profitable and Sustainable Core Business

IRM has a market-leading position in a great business – North American Physical document storage

- Strong execution track record
- Buy/lease by the square foot, monetize by the cubic foot
- Annual revenues from fixed periodic storage fees have grown for 22 consecutive years

The document storage business benefits from structural forces that create stability in the face of digitization trends

- Base of existing boxes represents >90% of revenues with high switching costs
  - Conversion of existing boxes to digital format costs 20-30x annual physical box storage costs
  - Average life of a box >10 years
- Multi-year contracts and built-in price escalators protect against price pressure
- Regulatory requirements for document retention drive significant percent of box volumes

While existing box storage market is well penetrated, the remaining unvended segment is 3x IRM revenue

Source: Iron Mountain Incorporated disclosures and Elliott estimates

NOAM Physical[1] is Core Business
69% of Revenues, 86% of OIBDA[2], 96% of Cash Flow[3]

2010 Revenue



2010 OIBDA[2]



2010 OIBDA[2] - Capex



(1) Iron Mountain's reportable operating segments are North American Physical Business, International Physical Business ("Int'l Physical") and Worldwide Digital Business ("Digital"). NOAM Physical and Int'l Physical segments offer physical records management services, data protection & recovery services and information destruction services, in their respective geographies. The Digital segment includes online backup and recovery solutions for server data and personal computers, digital archiving services, eDiscovery services and intellectual property management services and is not limited to any particular geography.

(2) OIBDA represents operating income before depreciation, amortization, corporate expenses, goodwill impairment and (gain) loss on disposal/writedown of property, plant and equipment, net

(3) Calculated as OIBDA (before corporate expenses) - Capex

Source: Iron Mountain Incorporated disclosures

7

NOAM Physical is a Cash Cow
Margin has Expanded & Cash Flow Nearly Doubled in Last 3 Years

Revenue ($MMs) & Growth (YoY) [1]



OIBDA ($MMs) & Margin [1]



OIBDA - Capex ($MMs) & Margin [1]



(1) For NOAM Physical; Solid bars correspond with left-axis, trend lines correspond with right-axis

Source: Iron Mountain Incorporated disclosures

As NOAM Physical's Revenue Growth Has Slowed, Attractive Opportunities to Invest Have Decreased

Revenue & Internal Revenue Growth (YoY)[1]



Incremental Invested Capital ($MMs)[1]



(1) NOAM Physical, pre-2004 figures reflect Elliott estimates based on Company disclosures; Internal Revenue Growth defined as weighted average y-o-y growth of revenues, excluding acquisitions, divestitures, and FX fluctuations
Source: Iron Mountain Incorporated disclosures and Elliott estimates

(1) NOAM Physical

New Initiatives Earning Minimal-to-Negative Returns

$0.7B+ Invested in Digital, Minimal Return to Date
Uncertain Growth and Low Margins with Strong Tech Co. Competition

Why invest profits from a high margin business into one with uncertain growth and low margins?

How is IRM better positioned than existing and emerging tech titans?

Digital Revenue ($MMs)



Digital Acquisitions & Capex: **$0.7BN+**

Digital OIBDA, ex. Corporate ($MMs)



2010 NOPAT[1]: -$5MM, Implied ROIC: Negative

(1) NOPAT = Net Operating Profit After Taxes

Source: Iron Mountain Incorporated disclosures and Elliott estimate of 35% for tax rate

$1.9B+ Invested in Int'l Physical, Minimal Return to Date
Slow OIBDA Growth and Low Margins Despite Continued Investment

IRM has spent $0.6BN in International Physical Capex & Acquisitions from 2007-2010 and segment OIBDA has actually decreased

International Physical Revenue ($MMs)



CAGR = 2.3%

Int'l Acquisition & Capex[1]: $1.9BN+

International Physical OIBDA, ex. Corporate ($MMs)



CAGR = -0.5%

2010 NOPAT[2]: ~$31MM, Implied ROIC: ~1.6%

(1) Since inception
(2) NOPAT = Net Operating Profit After Taxes

Source: Iron Mountain Incorporated disclosures and Elliott estimate of 35% for tax rate

NOAM Physical vs. Int'l Physical
Int'l Physical Productivity & Margins are Much Weaker

2010 Revenue per Employee ($Ks) [1]



Int'l Physical employee productivity is less than half of NOAM Physical

2010 OIBDA Margin



OIBDA Margin in Int'l Physical is 18% vs. 44% in NOAM Physical

(1) Number of employees based on IRM's 2009 Investor Day Presentation

Source: Iron Mountain Incorporated disclosures

Market Appears Skeptical of Management's Vision

Valuation Has Declined to an All-Time Low...

IRM EV / LTM EBITDA



EV / EBITDA	Share Price
16x	$62
15x	$57
14x	$52
13x	$48
15x	$57
14x	$52
13x	$48
12x	$43
11x	$38

…and Turnover of the Shareholder Base Reflects Uncertainty

IRM – Stock Price & Volume



"Growth-oriented investors have become increasingly frustrated with the evasive revenue growth reacceleration and the additional pressure on margins." – J.P. Morgan 10/6/2010

During 6 month period between Sep '10 and Feb '11, over 306MM shares traded, representing approximately 150% of shares outstanding

Market is Questioning Management's Strategy...

Comments from 2010 Investor Day

"With your stock price near an all-time low, with interest rates near all-time lows...you could basically buy back 25% of the company and still be within your [target leverage] range. Have you thought about that?"

"You've got a rather miniscule dividend. With lack of big acquisition opportunities, no need to reduce debt, why not establish a really significant payout ratio? You're a slow growth company."

"On the dividend strategy...it's basically $50MM. Your business throws off $300MM of cash, just seems like a very small amount given the growth nature of the business."

Elliott Believes Recent Corporate Actions Are Insufficient

- Increased quarterly dividend in 4Q 2010 from $0.0625/share to only $0.1875/share

- Increased amount authorized under share repurchase program from $150MM to only $350MM (total ~7% of outstanding shares)
  - In 2010, repurchased only 4.8MM shares for $112MM

Source: Iron Mountain Incorporated disclosures

…Yet Management Continues To Pursue Growth For The Sake of Growth

April 2010 Letter to Shareholders



BOB BRENNAN
President and Chief Executive Officer
Iron Mountain Incorporated

A message from the CEO

TO OUR SHAREHOLDERS: Driving top line growth is the number one priority at Iron Mountain. Our experience, dedication and stability make us one of the most trusted names in the large and expanding marketplace for information management services.

Source: Iron Mountain Incorporated 2009 Annual Report

Opportunities Exist To Create Incremental Shareholder Value

- Implement business improvements to achieve operational efficiencies, increase margins and maximize cash flow available to equity holders

    – Focus on return-on-invested-capital (ROIC) for all growth-related initiatives

- Optimize corporate structure for tax efficiency

- Align management compensation incentives with shareholder value creation

Implement Business Improvements To Achieve Operational Efficiencies

Incremental Opportunities for Operational Efficiency
Improve Expense & Capex Management



(1) Assumes dividend equals 100% of equity free cash flow

Source: Elliott estimates; See page 33 for additional details on Elliott estimated stock price calculations shown above

Business Improvements Can Provide Significant Upside
Reduce Capex, Improve Int'l Margins, Rationalize SG&A



Source: Elliott estimates

(1) International margin improvement reflects higher capacity utilization not cost reductions in SG&A

Reduce Capex by ~20%
$5.47 Per Share Opportunity

$5.47



Capex

- Management has said <u>maintenance Capex is 2%</u> of revenues
- Elliott scenarios reduce total Capex from <u>7.6%</u> of revenues (Company guidance) to <u>6.0%</u> of revenues (in Elliott Mid-case)
- Primary reductions to come from:
  - Int'l Physical investments with low ROIC
  - Growth Capex in NOAM Physical
  - Minimal new Capex in Digital
- A disciplined capital allocation approach can deliver further upside to current levels

Capital Expenditures Savings ($MMs)	Mid	High
Capital expenditures - savings as a % of sales	1.6%	2.4%
Capital expenditures - savings	53	77
Capital expenditures - valuation appreciation	751	1,095
Capital expenditures - valuation appreciation per share	$ 3.75	$ 5.47

See page 42 (Appendix) for more detailed analysis of Capital Expenditures

Source: Iron Mountain Incorporated disclosures and Elliott estimates

Int'l Physical Margin Expansion
$3.45 Per Share Opportunity



$3.45

Int'l Margins

- Int'l Physical OIBDA margin is 18% vs. 44% for NOAM Physical
- Management to focus on increasing capacity utilization to drive OIBDA margins
- Need to start monetizing investments after several years of building capacity

International Physical Margin Expansion Savings ($MMs)	Mid	High
Int'l Physical OIBDA - margin benefit as a % of sales	5.0%	10.0%
Int'l Physical OIBDA - margin benefit	37	74
Assumed tax rate	35.0%	35.0%
Int'l Physical OIBDA benefit - after-tax savings	24	48
Int'l Physical OIBDA - valuation appreciation	345	691
Int'l Physical OIBDA - valuation appreciation per share	$ 1.73	$ 3.45

Marginal G&A Reduction Can Provide Meaningful Benefit
$2.98 Per Share Opportunity

$2.98

G&A

- Reduction in corporate overhead is in line with a maturing business
- G&A as a % of total sales increased to 15.3% in 2010, from a low of 13.6% in 2002

General & Administrative Savings ($MMs)	Mid	High
General and administrative - savings as a % of sales	1.0%	2.0%
General and administrative - pre-tax savings	32	64
Assumed tax rate	35.0%	35.0%
General and administrative - after-tax savings	21	42
General and administrative - valuation appreciation	298	596
General and administrative - valuation appreciation per share	$ 1.49	$ 2.98

See page 43 (Appendix) for more detailed analysis of G&A costs

Source: Iron Mountain Incorporated disclosures and Elliott estimates

Reduce Sales & Marketing Costs
$3.72 Per Share Opportunity

$3.72



Sales, Mktg.
& AM

- Sales & Marketing costs have increased to 9% of sales recently from 6% earlier in the decade
- A 150-250bps reduction by scaling back sales and marketing effort is in line with declining growth outlook

Sales, Marketing & Account Management Savings ($MMs)	**Mid**	**High**
Sales, marketing and account management - savings as a % of sales	1.5%	2.5%
Sales, marketing and account management - pre-tax savings ($MMs)	48	80
Assumed tax rate	35.0%	35.0%
Sales, marketing and account management - after-tax savings ($MMs)	31	52
Sales, marketing and account management - valuation appreciation	447	745
Sales, marketing and account management - valuation appreciation per share	$ 2.23	$ 3.72

See page 44 (Appendix) for more detailed analysis of Sales and Marketing costs

Source: Iron Mountain Incorporated disclosures and Elliott estimates

Optimize Corporate Structure For Tax Efficiency

Incremental Opportunity Through REIT Conversion
Potential Tax Savings & Cap Rate Improvement



(1) Assumes dividend equals 100% of equity free cash flow

Source: Elliott estimates; See page 33 for additional details on Elliott estimated stock price calculations shown above

REIT Structure Can Result in Significant Value Creation



Source: Elliott estimates

Potential REIT Structure



- Services business contributed to ServiceCo, which elects to be treated as a taxable REIT subsidiary (TRS)

- Customer contracts remain with IRM

- IRM adopts REIT status and makes arm's length payments to ServiceCo (TRS) for the services provided by ServiceCo to IRM customers

- If necessary for REIT compliance, IRM could IPO a percentage of its ownership stake in ServiceCo (while maintaining voting control)

Significant Benefits of a REIT Structure Deserve Careful Analysis

Elliott has devoted considerable resources to exploring the benefits and challenges of a REIT structure

- Worked exhaustively with lawyers, industry consultants and other advisors using publicly available information to establish estimates for value creation, cash flow and other metrics
- Detailed analysis of potential commercial, operational, governance and tax implications

Elliott believes IRM's physical storage business is a compelling REIT candidate

- Stable, annuity-like rental income streams (low organic growth in core business)
- By converting from a "C" Corp to a REIT, IRM can retain more of the income from over 1,000 owned and leased facilities
- Elliott estimates tax savings equivalent to approximately 60% of 2011 Net Income guidance provided by Company
- Recent IRS guidance offers the ability to adapt standard IRM customer arrangements to the requirements of a REIT without assignment or renegotiation of customer contracts

Elliott's analysis demonstrates sufficient potential for enhancing shareholder value to justify further careful review by the Board

- Only a full analysis by a reinvigorated Board can properly measure the potential benefits of a REIT conversion against the potential challenges

Tax Savings - *$10.58 Per Share Opportunity*
Cap Rate Improvement - *$13.97 Per Share Opportunity*

$10.58



Tax Savings

- Elliott estimates $148mm of tax savings from REIT conversion
- Implies a FCF benefit of $0.74 per share

$13.97



Cap Rate Improvement

Benefit from Cap Rate Compression -- Incremental to Tax Savings of $10.58

REIT Cap Rate	EBITDA Multiple (for TRS business)				
	5.0x	6.0x	7.0x	8.0x	9.0x
5.0%	$40.06	$41.07	$42.08	$43.09	$44.09
5.5%	$32.39	$33.40	$34.41	$35.42	$36.43
6.0%	$26.00	$27.01	$28.02	$29.03	$30.04
6.5%	$20.60	$21.61	$22.62	$23.62	$24.63
7.0%	$15.97	$16.97	$17.98	$18.99	$20.00
7.5%	$11.95	$12.96	$13.97	$14.98	$15.98
8.0%	$8.44	$9.44	$10.45	$11.46	$12.47
8.5%	$5.33	$6.34	$7.35	$8.36	$9.37
9.0%	$2.58	$3.59	$4.60	$5.61	$6.61
9.5%	$0.11	$1.12	$2.13	$3.14	$4.15
10.0%	-$2.11	-$1.10	-$0.09	$0.92	$1.93

Source: Elliott estimates

Incremental Opportunity: Detailed Cash Flows

Detailed Cash Flows ($MMs)	2011E						
		Mid			High		
	Status Quo	Business Improvements	REIT Conversion	Combination	Business Improvements	REIT Conversion	Combination
NOAM Physical OIBDA	972	1,013	972	1,013	1,040	972	1,040
Int'l Physical OIBDA	135	178	135	178	219	135	219
Digital OIBDA	28	29	28	29	30	28	30
Total OIBDA, ex. Corporate	1,135	1,220	1,135	1,220	1,289	1,135	1,289
Corporate Expense	(179)	(147)	(179)	(147)	(115)	(179)	(115)
Interest	(200)	(200)	(200)	(200)	(200)	(200)	(200)
Taxes	(161)	(202)	(12) [1]	(21) [1]	(237)	(12) [1]	(32) [1]
Operating Cash Flow	595	672	743	852	737	743	942
NOAM Physical Capex	(106)	(87)	(106)	(87)	(78)	(106)	(78)
Int'l Physical Capex	(93)	(75)	(93)	(75)	(65)	(93)	(65)
Digital Capex	(16)	(5)	(16)	(5)	(5)	(16)	(5)
Corporate Capex	(31)	(25)	(31)	(25)	(20)	(31)	(20)
Total Capex	(245)	(192)	(245)	(192)	(168)	(245)	(168)
Distributable Cash Flow	350	479	498	660	569	498	774
Distributable Cash Flow per Share	$1.75	$2.39	$2.49	$3.30	$2.84	$2.49	$3.87
Incremental Equity FCF	-	129	148	310	219	148	424
Equity FCF Yield	7.00%	7.00%	6.36%	6.36%	7.00%	5.02%	5.02%
New Market Cap	5,005	6,846	7,840	10,383	8,131	9,918	15,399
New Share Price	$25.00	$34.20	$39.16	$51.87	$40.62	$49.54	$76.92

(1) Includes taxes payable at both TRS and Int'l Physical businesses

Source: Elliott estimates

Incremental Opportunity: Implied Share Price Based on Equity FCF Yield

Implied Share Price - Based on Equity FCF Yield	Free Cash Flow to Equity Yield				
	7.00%	**6.50%**	**6.36%**	**5.50%**	**5.02%**
800	$57.11	$61.48	$62.87	$72.66	$79.53
774	$55.24	$59.46	$60.81	$70.28	**$76.92**
750	$53.54	$57.64	$58.94	$68.12	$74.56
700	$49.97	$53.79	$55.01	$63.57	$69.59
660	$47.11	$50.72	**$51.87**	$59.94	$65.61
600	$42.83	$46.11	$47.15	$54.49	$59.65
569	**$40.62**	$43.73	$44.71	$51.68	$56.56
550	$39.26	$42.27	$43.22	$49.95	$54.67
498	$35.58	$38.30	**$39.16**	$45.26	**$49.54**
479	**$34.20**	$36.82	$37.65	$43.51	$47.62
450	$32.12	$34.58	$35.36	$40.87	$44.73
400	$28.55	$30.74	$31.43	$36.33	$39.76
350	**$25.00**	$26.91	$27.52	$31.81	$34.81

2011E FCF ($MMs)

Current Share Price — $25.00

	Mid	High
Business Improvements	$34.20	$40.62
REIT Conversion	$39.16	$49.54
Improvements + REIT Conversion	$51.87	$76.92

Source: Elliott estimates

Align Management Compensation Incentives With Shareholder Value Creation

Align Compensation Incentives with Shareholder Value
Emphasize ROIC and FCF Rather Than Growth

Performance-based incentives are heavily weighted towards financial targets that favor growth ahead of efficient capital allocation and shareholder value

- In 2010, the CEO and Chairman's financial targets were based two-thirds on gross revenues and contribution (OIBDA) and one-third on achievement of corporate goals, including, but not limited to, ROIC

- Focusing on revenues and OIBDA risks promoting the acquisition of revenues and earnings at the expense of ROIC and shareholder value

Executive compensation plans should be designed to align interests of management and shareholders

- Operationally – Focus on returning cash flow to shareholders and ROIC

- Compensation Structure – Optimize mix of long-term equity incentive compensation and cash

Source: Iron Mountain Incorporated disclosures

Elliott's Slate of Independent Director Nominees

Elliott's Slate of Independent Director Nominees

- Our slate consists of four highly qualified and motivated individuals who are fully prepared to explore all options to maximize shareholder value
    - All nominees are independent of Elliott
- These individuals have exceptional experience in the critical areas affecting IRM: capital allocation and operational efficiency
- The Company will benefit from fresh, independent perspectives and additional insights to the Board's review process



Ted R. Antenucci

- Deep warehouse/industrial property experience, both domestic and international
- Current President and Chief Investment Officer, ProLogis Trust
- Former President of Catellus Commercial Development Corp., responsible for development, construction and acquisition activity
- Helped lead the conversion of Catellus into a REIT



Robert J. Levenson

- Has extensive experience as an executive in the data processing industry
- Managing Member of Lenox Capital Group, a private venture capital investment company, since 2000
- Has held numerous senior executive positions in leading firms in the business services space, including Automatic Data Processing, Inc. and First Data Corp.



Allan Z. Loren

- 45-year veteran of building successful organizations
- Has extensive strategic, technology and operational experience
- Former Chairman and CEO of D&B; led successful turnaround
- Has held senior executive and technology positions at American Express, CIGNA, Galileo International and Apple Computer U.S.A.



Harvey Schulweis

- Brings a career-long focus on optimizing corporate investment decisions and return on capital
- Co-Founder and Managing Director of Niantic Partners, a real estate investment company
- President and sole shareholder of Schulweis Realty, Inc.
- Former Chairman and CEO of The Town and Country Trust, a publicly traded REIT
- Led the conversion of Town and Country into a REIT
- Former GP at Lazard Frères & Co.

Contacts

Investors	Elliott IRM Team
	Tel: 212-974-6000

Press	Scott Tagliarino
	Tel: 212-478-2620 Email: stagliarino@elliottmgmt.com

Source: Iron Mountain Incorporated disclosures

Appendix

Business Improvements - Detail

Capital Expenditure Savings

Management's 5-yr projection for Capex in 2009 Annual Investor Day presentation →



Capex (ex. RE) as a % of Revenues

- Management has said maintenance Capex is 2% of revenues

- Elliott scenarios reduce total Capex from 7.6% (Company guidance) to 6.0% of revenues (in Elliott Mid-case)

- Primary improvement/ reduction from low ROIC Int'l Physical Capex and Growth Capex in NOAM Physical

- Cut new investments in Digital

Source: Iron Mountain Incorporated disclosures

G&A Costs Have Risen And Leave Room For Significant Improvement

General and Administrative Costs (as % of Revenue)



- G&A costs have increased to over 15% of sales recently, from 13.6% earlier in 2002

- Elliott believes a 100-200bps cut by consolidation of facilities and reduction in corporate overhead should be achievable as growth is deemphasized

Source: Iron Mountain Inc. disclosures

Sales and Marketing Cost Savings Consistent with the Lower Growth of Attractive But Mature Business

Sales, Marketing and Account Management Costs (as % of Revenue)



- Sales & Marketing costs have increased from ~**6%** of sales earlier in the decade, to ~**9%** recently

- Elliott believes a 150-250bps cut by reducing sales and marketing effort is in line with slowing growth outlook

Source: Iron Mountain Inc. disclosures

REIT Conversion - Detail

Physical Storage Business is a Compelling REIT Candidate

- Stable, annuity-like rental income streams (Low organic growth in core business)

- High margin physical storage business generates ~80% of total IRM OIBDA[2]

- Business elements not consistent with REIT requirements can be placed into a taxable REIT subsidiary (TRS), which can continue to be a "C" Corp

2011 Revenue Split[1]



TRS, $1,589mm

REIT, $1,619mm

2011 OIBDA Split[1,2]



TRS, $202mm

REIT, $754mm

2011 Company Guidance

Source: 4Q 2010 Earnings Presentation

Revenue ($mm)	3,175 - 3,240
OIBDA ($mm)	941 - 971

1. Source: Elliott estimates; Split between Storage vs. Services revenue based on Company guidance; OIBDA margin for NOAM Physical ~60% and Int'l Physical ~25% (based on Elliott estimates)
2. Net of corporate expense

Public Market REITs Trade at Significantly Lower AFFO Yield vs. S&P500 Companies



REIT Valuation - A Macro View
Public Market Real Estate vs. the S&P 500

AFFO yield is the REIT industry's proxy for the earnings yield on the broad market. The historic relationship between AFFO yield and earnings yield has been surprisingly volatile, as evidenced by the much lower yields (higher multiples) ascribed to the broad market during the '99/'00 Tech bubble and the ensuing low yields ascribed to REITs during the '06/'07 real estate bubble. Because long leases cause REIT earnings to change more slowly than those of most corporations, the earnings/AFFO estimates utilized are for three years hence.

3YR Forward Earnings Yield

- REITs (AFFO Yield)
- S&P 500

Investors appreciate certainty of cash flow

REIT AFFO Yield is market-cap weighted average for Green Street's coverage universe, excluding Hotels and non-US listed. 3YR forward earnings for the S&P 500 = 52wk forward operating earnings (source: Thomson Reuters) grown by 5% per year.

Source: Green Street Advisors, Inc.

Elliott Valuations Imply a Meaningful Discount to Where Comparable REITs Trade

2011E AFFO Yield



$$\text{Market Value} = \frac{\text{AFFO}}{\text{AFFO Yield}}$$

Source: Industrial, Data Center, Self Storage and GSA Average are sourced from Green Street Advisors, Inc., for whom Adjusted Funds from Operations = FFO less normalized reserve for: capitalized leasing and maintenance costs; adjusted for straight line rents; less gains on land sales; IRM - High and IRM - Mid are based on Elliott estimates and reflect 2011E AFFO Yield for IRM in both the REIT and Combination valuations. For IRM - High and IRM - Mid, Elliott defines Adjusted Funds from Operations (AFFO) as OIBDA less Corporate Expenses less Cash Interest less Cash Taxes less Capex